Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS

Minnetonka, MN – November 5, 2014 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”),a global provider of physical connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the third quarter (“Q3 2014”) and nine months ended September 30, 2014, including a discussion of results of operations by segment.

CSI’s Interim Chief Executive Officer Roger H.D. Lacey commented, “Our third quarter results reflected strong growth in revenues and operating income at Suttle, which continues to benefit from broad customer acceptance of our FTTx (fiber to the home or node) products. We continue to invest in technology and human resources in all three of our business units as we pursue the objectives previously announced in our recovery plan, and expect to see further improvement as we move into 2015.”

Third Quarter 2014 Summary

•	Consolidated sales of $33.4 million compared to $44.6 million in Q3 2013.
	▪	Suttle sales grew 34%
	▪	Transition Networks sales rose 4%
	▪	JDL Technologies sales declined 88%
•	Gross profit of $12.0 million, or 36% of revenues, compared to gross profit of $13.6 million, or 31% of revenues, in Q3 2013.
•	Operating income improved to $2.7 million from an operating loss of $1.7 million in Q3 2013.
	▪	Suttle operating income grew 67% to $2.8 million
	▪	Transition Networks operating loss was $43,000
	▪	JDL Technologies operating loss was $123,000
•	Net income was $1.7 million, or $0.20 per diluted share, compared to a net loss of $2.0 million, or $(0.24) per diluted share, in Q3 2013.
•	Cash, cash equivalents, and investments increased to $32.0 million at September 30, 2014 from $29.7 million at December 31, 2013.

Mr. Lacey continued, “Suttle revenues increased to $19.9 million from $14.8 million in Q3 2013, while operating profit rose to $2.8 million from $1.7 million in last year’s third quarter. This improvement was due to growth in core high-speed copper connectivity products and success in securing new business in multiple FTTx domains. Suttle’s combined FTTx product sales nearly quadrupled compared to the same period last year.

“Revenues at Transition Networks rose to $11.3 million from $10.9 million, and the quarterly operating loss was consistent with the approximate break-even performance of Q3 2013, excluding the goodwill impairment charges of $5.8 million. We are repositioning Transition Networks for accelerated growth via a number of initiatives, including introducing innovative new products, such as the recently-launched Scorpion-USB™ Ethernet Adapter, as well as forthcoming offerings directed to global service providers. We remain confident in our strategy and expect continued progress at Transition Networks.

“Quarter-over-quarter declines in revenues and profits at JDL Technologies had a significant impact on our consolidated results. This was not unexpected, as JDL Technologies concluded a large infrastructure project in Q1 2014 involving equipment sales at a low margin. We are refining JDL Technologies’ business model to reduce its dependence on E-Rate government funding, including pursuing opportunities to provide managed services and HIPAA-compliant IT services to the Florida healthcare market, where we are a leading provider. Despite the temporary lull created by E-Rate program funding constraints, we remain optimistic about JDL’s longer-term prospects and are positioning the segment for a rebound in revenue growth and an eventual resumption of IT funding to our customers in the education sector.”

Segment Financial Overview

See the Form 10Q to be filed on November 6, 2014 for more details of the quarter.

CSI operates through the following business units:

•

Suttle manufactures and markets copper and fiber connectivity systems, enclosure systems, xDSL filters and splitters, and active technologies for voice, data and video communications under the Suttle brand in the United States and internationally;

•

Transition Networks manufactures network interface devices (NIDs), media converters, network interface cards (NICs), Ethernet switches, and other connectivity products that offer customers the ability to affordably integrate fiber optics into any data network; and

•

JDL Technologies provides technology solutions including virtualization, managed services, wired and wireless network design and implementation, HIPAA-compliant IT solutions, and converged infrastructure configuration and deployment.

Suttle

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Sales	$19,938,000	$14,838,000	$51,827,000	$41,103,000
Gross profit	6,467,000	4,977,000	16,233,000	12,155,000
Operating income	2,824,000	1,688,000	6,093,000	3,510,000

Q3 2014 sales rose 34% from Q3 2013, due to revenue generated from new FTTx product platforms. FTTx product sales, as a group, increased 381% to $5.8 million from $1.2 million in Q3 2013. Sales to the major communication service providers rose 40% to $17.4 million from $12.4 million in Q3 2013, and comprised 88% of total segment revenues, up from 84% in Q3 2013. This increase was due to growth in core high-speed copper connectivity products and success in securing new business in multiple FTTx domains. Sales to distributors increased 11% to $1.6 million from $1.4 million in Q3 2013, primarily reflecting growth in high speed copper connectivity products.

Gross margin in Q3 2014 rose 30% to $6.5 million, or 32% of sales, from $5.0 million, or 34% of sales, in Q3 2013. Gross margin as a percentage of sales declined due to increased investment in our production capabilities to support new FTTx product platforms.

Operating income rose 67% to $2.8 million from $1.7 million in Q3 2013.

Transition Networks

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Sales	$11,272,000	$10,882,000	$32,589,000	$32,156,000
Gross profit	4,989,000	5,165,000	15,081,000	16,561,000
Operating loss	(43,000)	(5,850,000)	(977,000)	(6,071,000)

Q3 2014 sales rose 4% to $11.3 million from $10.9 million in Q3 2013. Sales in North America increased 8% to $8.4 million due to improving conditions at key customers, and Rest of World sales rose 3% to $1.9 million. These improvements more than offset a 21% sales decline in Europe, Middle East, Africa (EMEA).

Gross margin decreased 3% to $5.0 million, or 44% of sales, from $5.2 million, or 47% of sales, in Q3 2013, due to unfavorable product mix and pricing pressure.

Operating loss narrowed to $43,000 from $5.9 million in Q3 2013. The operating loss in Q3 2013 included a goodwill impairment charge of $5.8 million

JDL Technologies

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Sales	$2,224,000	$18,897,000	$7,426,000	$30,747,000
Gross profit	556,000	3,481,000	1,781,000	6,212,000
Operating (loss) income	(123,000)	2,467,000	(304,000)	3,803,000

Results at JDL Technologies continue to be affected by the federal government’s decision to withhold all priority two E-Rate funding this year, as the E-Rate program undergoes an extensive modernization project that will affect most key elements in the program. The E-Rate program was developed to assist schools and libraries in the United States in obtaining affordable telecommunications and Internet access.

Sales declined 88% to $2.2 million in Q3 2014 from $18.9 million in Q3 2013, driven by a $14.5 million decrease in revenues from Miami-Dade County Public Schools due to the completion of “Bringing Wireless to the Classroom” projects in Q1 2014. Sales to small-and medium-sized commercial businesses (SMBs) decreased by 57% to $0.4 million in Q3 2014 from $1.0 million in Q3 2013 as there were fewer large infrastructure transactions completed in Q3 2014 due to a combination of market trends and JDL’s continued focus on higher-margin managed service growth.

Q3 2014 gross margin declined 84% to $0.6 million, or 25% of sales, from $3.5 million, or 18% of sales, in Q3 2013. Gross margin as a percentage of sales increased due to a change in revenue mix, as sales into Miami-Dade County Public Schools had lower margins in Q3 2013.

Operating loss was $123,000 compared to operating income of $2.5 million in Q3 2013.

Financial Condition

CSI’s balance sheet at September 30, 2014 included cash, cash equivalents, and investments of $32.0 million, working capital of $60.7 million, and stockholders’ equity of $88.1 million.

On October 1, 2014, CSI paid a cash dividend of $0.16 per common share to shareholders of record as of September 15, 2014. This marked the 48th consecutive quarter that CSI has paid a dividend to its shareholders.

About Communications Systems

Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides the tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward- Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are indicated from time to time in the Company’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.	The Equity Group Inc.
Ed Freeman	Devin Sullivan
Chief Financial Officer	Senior Vice President
952-996-1674	212-836-9608
efreeman@commsysinc.com	dsullivan@equityny.com

Roger H. D. Lacey	Kalle Ahl, CFA
Interim Chief Executive Officer	Senior Associate
952-996-1674	212-836-9614
kahl@equityny.com

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data

	Unaudited
	Three Months Ended		Nine Months Ended
	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
Sales	$33,433,924	$44,616,873	$91,841,307	$104,006,206
Gross margin	12,012,500	13,623,187	33,094,285	34,927,430
Operating income (loss)	2,657,901	(1,695,638)	4,811,490	1,241,989
Income (loss) before income taxes	2,733,608	(1,755,742)	4,744,045	1,203,507
Income tax expense	1,038,707	280,191	1,752,243	1,358,525
Net income (loss)	$1,694,901	$(2,035,933)	$2,991,802	$(155,018)

Basic net income (loss) per share	$0.20	$(0.24)	$0.35	$(0.02)
Diluted net income (loss) per share	$0.20	$(0.24)	$0.35	$(0.02)
Cash dividends per share	$0.16	$0.16	$0.48	$0.48

Avg. basic shares outstanding	8,641,853	8,547,563	8,609,835	8,524,045
Avg. dilutive shares outstanding	8,663,142	8,550,227	8,631,985	8,531,017

Selected Balance Sheet Data

	Unaudited
	Sept. 30, 2014	Dec. 31, 2013
Total assets	$102,576,590	$103,532,741
Cash, cash equivalents and investments	32,027,510	29,722,412
Working capital	60,731,538	70,599,599
Property, plant and equipment, net	17,178,956	14,941,492
Long-term liabilities	1,439,847	1,837,848
Stockholders’ equity	88,138,174	88,622,043